FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For July 17, 2003

Gentry Resources, Ltd.

(Translation of registrant's name into English)

Suite 2500, 101 6th Avenue, S.W., Calgary, Alberta, Canada T2P 3P4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   __X___  Form 40-F  ________

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______        No __________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gentry Resources, Ltd.

        (Registrant)

Date: July 17, 2003                                                                                                                                            By: s/ Christine Penner

Name:  Christine Penner

Title:  Corporate Administrator

2500, 101- 6th Avenue SW

Calgary, AB  T2P 3P4

Phone (403) 264-6161

Fax (403) 266-3069

Mr. George Hawes Acquires Securities of Gentry Resources Ltd.

Calgary, Alberta, June 17, 2003 – Mr. Hawes reports that on July 15, 2003 he acquired an aggregate of 100,000 common shares of the Corporation through the facilities of The Toronto Stock Exchange. As a result, Mr. Hawes owns as of July 15, 2003 an aggregate of 2,447,350 common shares of the Corporation, which represents approximately 10.2% of the aggregate number of the Corporation's common shares outstanding as at the date hereof.  Mr. Hawes does not act jointly or in concert with any person or company in respect of ownership of securities of the Corporation.

The interest of Mr. Hawes in the Corporation is for investment purposes only and he is considering additional purchases. Mr. Hawes reserves the right to purchase additional securities of the Corporation or from time to time to dispose of securities of the Corporation.

For further information, please contact Mr. Hawes at (516) 627-5556.

Gentry currently has 24,067,586 common shares issued and outstanding and trades on the Toronto Stock Exchange under the symbol “GNY”.

For Details, Contact:

Hugh Ross, President & Chief Executive Officer

                (403) 264-6161

R. Gordon McKay, Chief Operating Officer

                (403) 264-6161

Roger Fullerton, Manager, Investor Relations                                (952) 929-7243

Website:  www.gentryresources.com

Email:  gentry@gentryresources.com

                TSX Symbol:  GNY

MR. GEORGE T. HAWES

TO:

THE BRITISH COLUMBIA SECURITIES COMMISSION

AND TO:

THE ALBERTA SECURITIES COMMISSION

AND TO:

THE SASKATCHEWAN SECURITIES COMMISSION

AND TO:

THE MANITOBA SECURITIES COMMISSION

AND TO:

THE ONTARIO SECURITIES COMMISSION

REPORT PURSUANT TO

Section 111 of the Securities Act (British Columbia)

Section 176 of the Securities Act (Alberta)

Section 110 of the Securities Act (Saskatchewan)

Section 92 of the Securities Act (Manitoba)

Section 101 of the Securities Act (Ontario)

Re:   Acquisition of Securities of Gentry Resources Ltd. (the "Corporation")

On July 17, 2003, Mr. George T. Hawes (the "offeror") issued a press release in Calgary, Alberta via the facilities of Canada NewsWire.

This report is issued pursuant to the requirements of Section 111 of the Securities Act (British Columbia), Section 176 of the Securities Act (Alberta), Section 110 of the Securities Act (Saskatchewan), Section 92 of the Securities Act (Manitoba) and Section 101 of the Securities Act (Ontario).

The offeror hereby reports that on July 15, the offeror acquired an aggregate of 100,000 common shares of the Corporation through the facilities of The Toronto Stock Exchange. As a result, the offeror owns as of July 15, 2003 an aggregate of 2,447,350 common shares of the Corporation, which represents approximately 10.2% of the aggregate number of the Corporation's common shares outstanding as at the date hereof.  The offeror does not act jointly or in concert with any person or company in respect of ownership of securities of the Corporation.

The interest of the offeror in the Corporation is for investment purposes only and the offeror is considering additional purchases. The offeror reserves the right to purchase additional securities of the Corporation or from time to time to dispose of securities of the Corporation held by the offeror.

DATED July 17, 2003.

[signed] "George T. Hawes"

Mr. George T. Hawes